                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                           REPUBLIC INDUSTRIES, INC.
                           -------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                  760516 10 4
                                  -----------
                                 (CUSIP Number)

                               Richard L. Handley
                           Republic Industries, Inc.
                          200 East Las Olas Boulevard
                                   Suite 1400
                         Fort Lauderdale, Florida 33301
                                (305) 627-6000
               -------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 1996
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(1)      Names of Reporting Persons.  S.S. or I.R.S.                   Michael G. DeGroote
         Identification Nos. of Above Persons

(2)      Check the Appropriate Box if                                  (a)x
         a Member of a Group (See Instructions)                        (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            00 (See Item 3)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                          Canadian

Number of Shares              (7)   Sole Voting Power                  14,810,000
   Beneficially
   Owned by Each              (8)   Shared Voting Power                -0-
   Reporting
   Person With                (9)   Sole Dispositive Power             14,810,000

                              (10)  Shared Dispositive Power           -0-

(11)     Aggregate Amount Beneficially                                 14,810,000
         Owned by Each Reporting Person  (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                                  17.6%
         by Amount in Row (11)                                         (See Item 5)

(14)     Type of Reporting Person (See Instructions)                   IN


(1)      Names of Reporting Persons.  S.S. or I.R.S.                   MGD Holdings Ltd.
         Retained Annuity Trust

(2)      Check the Appropriate Box if                                  (a)x
         a Member of a Group (See Instructions)                        (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                          Bermuda

Number of Shares              (7)   Sole Voting Power                  10,700.00
   Beneficially
   Owned by Each              (8)   Shared Voting Power                   - 0 -
   Reporting
   Person With                (9)   Sole Dispositive Power             10,700,000

                              (10)  Shared Dispositive Power              - 0 -

(11)     Aggregate Amount Beneficially                                 10,700,000
         Owned by Each Reporting Person                                (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                                  13.1%
         by Amount in Row (11)                                         (See Item 5)

(14)     Type of Reporting Person (See Instructions)                   CO


(1)      Names of Reporting Persons.                                   Westbury (Bermuda) Ltd.
         S.S. or I.R.S. No. of Above Person


(2)      Check the Appropriate Box if                                  (a)x
         a Member of a Group (See Instructions)                        (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                          Bermuda

Number of Shares              (7)   Sole Voting Power                  4,050,000
   Beneficially
   Owned by Each              (8)   Shared Voting Power                -0-
   Reporting
   Person With                (9)   Sole Dispositive Power             4,050,000

                              (10)  Shared Dispositive Power           -0-

(11)     Aggregate Amount Beneficially                                 4,050,000
         Owned by Each Reporting Person                                (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                                  4.9%
         by Amount in Row (11)                                         (See Item 5)

(14)     Type of Reporting Person (See Instructions)                   CO


         The Reporting Persons (hereinafter defined) listed on the cover page to this Schedule 13D hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. With respect to each Reporting Person, this Statement is an amendment of the Schedule 13D filed on May 21, 1995 as amended by Amendment No. 1 dated August 3, 1995 (collectively, the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. The Original Schedule 13D, as amended hereby, also supersedes that Schedule 13D dated March 27, 1991, as amended by Amendment No. 1 filed on April 1, 1991, Amendment No. 2 filed on April 19, 1991, Amendment No. 3 filed on May 24, 1991, Amendment No. 4 filed on June 11, 1991, Amendment No. 5 filed on August 31, 1991, Amendment No. 6 filed on December 11, 1991, and Amendment No. 7 dated May 11, 1992, filed by MGD Holdings, Ltd.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of the Original Schedule 13D is hereby amended in its entirety as follows:

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Republic Industries, Inc., a Delaware corporation formerly known as Republic Waste Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 200 East Las Olas Boulevard, Suite 1400, Ft. Lauderdale, Florida 33301.

ITEM 2.  IDENTITY AND BACKGROUND.

         Schedules A and B are amended to delete information about each such person's interest in Securities; such information is set forth in Item 5 herein.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Schedule 13D is hereby amended by adding the following:

         Under the Issuer's 1995 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"), in consideration for Mr. DeGroote's service on the Board of Directors of the Issuer, Mr. DeGroote was granted (i) options to purchase 50,000 shares of Common Stock at an exercise price of $24.75 per share effective August 3, 1995 and (ii) options to purchase 10,000 shares of Common Stock at an exercise price of $36.125 per share effective January 1, 1996 (collectively, the "Non-Employee Director Options"). All of the Non-Employee Director Options are fully vested and are exercisable for a period of ten years from the date of grant. In the event Mr. DeGroote chooses to exercise such options, it is currently anticipated that the payment of the exercise price will be funded with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Schedule 13D is hereby amended by adding the following:

         Mr. DeGroote acquired the Non-Employee Director Options as consideration for his service on the Board of Directors of the Issuer. It is currently anticipated that any exercise of such options will be as an investment. The Reporting Persons have not formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4 (a) through (j) of the General Instructions to Schedule 13D under the Exchange Act, although each Reporting Person reserves the right to formulate such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

         (a) and (b)          As of March 1, 1996, MGD may be deemed to
beneficially own 10,700,000 shares of Common Stock (which includes 600,000 shares of Common Stock issuable upon exercise of the Management Warrants (as described in the Original Schedule 13D)), representing approximately 13.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 80,609,920 shares of Common Stock outstanding as of March 1, 1996, plus the 600,000 shares of Common Stock issuable upon exercise of the Management Warrants that MGD may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). MGD has the sole power to vote and the sole power to dispose of all of the 10,7000,000 shares of Common Stock.

         As of March 1, 1996, Westbury may be deemed to beneficially own 4,050,000 shares of Common Stock (which includes 2,700,000 shares of Common Stock issuable upon exercise of certain warrants (described in Item 4 of the Original Schedule 13D)), representing approximately 4.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 80,609,920 shares of Common Stock outstanding as of March 1, 1996, plus the 2,700,000 shares of Common Stock issuable upon exercise of the warrants that Westbury may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Westbury has the sole power to vote and the sole power to dispose of all of the 4,050,000 shares of Common Stock.

         As of March 1, 1996, Mr. DeGroote may be deemed to beneficially own 14,810,000 shares of Common Stock (which includes the 10,700,000 shares of Common Stock beneficially owned by MGD of which Mr. DeGroote is the controlling shareholder, the 4,050,000 shares of Common Stock beneficially owned by Westbury of which Mr. DeGroote is the controlling shareholder, and the 60,000 Non-Employee Director Options), representing approximately 17.6% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 80,609,920 shares of Common Stock outstanding as of March

1, 1996, plus 3,360,000 shares of Common Stock issuable upon exercise of the Management Warrants held by MGD, the warrants held by Westbury, and the Non-Employee Director Options held by Mr. DeGroote that Mr. DeGroote may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. DeGroote has the sole power to vote or direct the voting of and the sole power to dispose or direct the disposition of all of the 14,810,000 shares of Common Stock.

         Mr. Luchak may be deemed to beneficially own 60,000 shares of Common Stock (which includes 50,000 shares of Common Stock issuable upon exercise of certain warrants (described in Item 4 of the Original Schedule 13D)), representing less that 1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 80,609,920 shares of Common Stock outstanding as of March 1, 1996, plus the 50,000 shares of Common Stock issuable upon exercise of the warrants that Mr. Luchak may be deemed to beneficially own and that are deemed outstanding for purposes of this computation). Mr. Luchak has the sole power to vote or direct the voting of and the sole power to dispose or direct the disposition of all of the 60,000 shares of Common Stock.

         Mr. Watt owns no shares of Common Stock.

         The Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by Mr. Luchak.

         (c) The only transactions in any securities of the Issuer that were effected during the past sixty days by the Reporting Persons and Messrs. Luchak and Watt were the following:

                              (1)   On January 1, 1996, Mr. DeGroote was
                                    granted 10,000 Non-Employee Director
                                    Options;

                              (2) On January 4, 1996, Mr. Luchak sold 1,000 shares of Common Stock at $32.125 per share on the open market;

                              (3) On January 4, 1996, Mr. Luchak sold 4,000 shares of Common Stock at $32.00 per shares on the open market;

                              (4) On January 4, 1996, Mr. Watt exercised a warrant to purchase 25,000 shares of Common Stock at $7.00 per share, and such shares were used to cover the sale on the open market of 25,000 shares at $33.50 per share by Mr. Watt on December 27, 1995.

                              (5) On January 30, 1996, Mr. Luchak sold 5,000 shares of Common Stock at $30.875 per share on the open market;

                              (6) On March 1, 1996, MGD sold 2,000,000 shares of Common Stock at $28.00 per share on the open market;

                              (7) On March 11, 1996, MGD exercised Management Warrants to purchase 200,000 shares of Common Stock at $9.00 per share.

         (d)                  Not applicable.

         (e)                  Not applicable.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Original Schedule 13D is hereby amended to include the following additional Exhibits:

Exhibit 14:                   Power of Attorney for Michael G. DeGroote

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated:  March 11, 1995                  MGD Holdings Ltd.



                                        By: /s/ James Watt
                                            -------------------------
                                            James Watt
                                            Vice President

                                        Westbury (Bermuda) Ltd.



                                        By: /s/ James Watt
                                            -------------------------
                                            James Watt
                                            Vice President

                                        Michael G. DeGroote



                                        By: /s/ James Watt
                                            -------------------------
                                            James Watt
                                            Attorney-in-Fact

                               INDEX TO EXHIBITS


                 NUMBER           EXHIBITS
                 ------           --------
                 *14              Power of Attorney for Michael G. DeGroote





_____________________
*Filed herewith

                                                                      EXHIBIT 14
                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Michael G. DeGroote does hereby constitute and appoint James Watt and Richard L. Handley as his true and lawful attorneys-in-fact and agents, for him, and in his name, place and stead, for the limited purpose of executing, delivering and filing with the Securities and Exchange Commission and The Nasdaq Stock Market a
Schedule 13D, and all amendments thereto and joint filing agreements required in connection therewith, that the undersigned may be required to file with the Securities and Exchange Commission as a result of the undersigned's ownership of, or transactions in, securities of Republic Industries, Inc., and granting unto said attorneys-in-fact full power and authority to effectuate the same, as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof. The authority of James Watt and Richard L. Handley under this Power of Attorney shall continue until the undersigned has filed a final amendment to the undersigned's Schedule 13D with regard to the undersigned's ownership of, or transactions in, securities of Republic Industries, Inc., unless earlier revoked in writing.
The undersigned acknowledges that James Watt and Richard L. Handley are not assuming any of the undersigned's responsibilities to comply with the Securities Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, the undersigned has signed his name as of the 8th day of March, 1996.

                                        /s/ Michael G. DeGroote
                                        -----------------------
                                        MICHAEL G. DEGROOTE